盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

[redacted]

04024044

Our Ref: 22277-00002

March 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

APR 01 2004

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release made by COSL regarding a contract to build a new Jack-up rig. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Carrie Jieyi Li

dlj 4/5

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

March 29, 2004

【Press Release】 File No. 82-34696

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

China Oilfield Services Limited
Signed Contract to Build a New 400-feet Jack-up Rig

(March 29, 2004 - Beijing) China Oilfield Services Limited ("COSL" or the "Company"; Stock code: 2883) is pleased to announce its selection of Dalian New Shipbuilding Heavy Industries Co., Ltd. (the "Shipbuilder"), a subsidiary of China Shipbuilding Industry Corporation (the "Corporation"), to construct a 400-feet jack-up rig. The Company signed the shipbuilding contract with the Shipbuilder and the Corporation today in Beijing. The total consideration for the newbuild is RMB450 million (approximately US$55 million) under the contract, with a construction period of 25 months. The construction of the jack-up is expected to be completed and put into service in the first quarter of 2006.

The scope of work under the contract include detailed design, production design, construction work, acquisition of Builder Furnished Equipment or Material (BFE), installation of equipment, testing & adjustment and joint trial operation. The Shipbuilder and the Corporation will also be responsible for the application for ABS and CCS examination and certification of the detailed design and production design of the jack-up rig, the obtaining of various certificates for different tests as well as the submission of detailed construction report. The shipbuilding contract also provides for an 18-month warranty. The selection of the Shipbuilder was made on the basis of a competitive bidding, in which the Shipbuilder scored high marks on business and technological requirements, construction period and pricing. The Shipbuilder received the highest overall rating among the three bidders.

In addition to the construction contract, the Company will enter into different import contracts, relating to drilling system equipment, power system equipment, fluid cementing and controlling equipment, materials for legs, lifting system, well-controlling system, deck equipment and other ancillary equipment. The tender and the evaluation of bids is in progress and will likely be completed in April while the actual negotiation, award and signing of contracts will occur between April to May of this year.

Mr. Yuan Guangyu, CEO of the Company, stated during today's signing ceremony, "The construction of the new 400-feet jack-up rig is one of the most important capital expenditure projects since the listing of the Company. When the new vessel is put into service, the Company's technological and operational capabilities will be further enhanced, and we will be able to provide more comprehensive and quality services to our E&P customers. This is not the first time we have cooperated with this shipbuilder, which is one of the largest and most technically capable shipbuilding companies in China with outstanding marine engineering capabilities. We are committed to cooperating with the shipbuilder and completing the project on time, so as to strengthen the future growth of our Company."

Background Information about the Company

China Oilfield Services Limited ("COSL") is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production, including drilling, well services, marine support and transportation and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since November 20, 2002.

COSL owns 13 drilling rigs including 10 jack-ups and 3 semi-submersibles and operates one leased jack-up rig. It offers well services that include logging, drilling fluids, cementing, directional drilling and other well services.

In addition, COSL owns and operates the largest and most diverse fleet of marine support vessels offshore China with over 58 offshore support vessels, and also owns and operates 5 oil tankers. Complementing its other oilfield services, COSL offers geophysical services for offshore oil and natural gas exploration projects, including offshore seismic data collection, marine surveying and data processing. These services are also offered in other regions, including parts of North and South America, the Middle East, offshore Africa and offshore Europe.

For further enquires, please contact:
Mr. Chen Weidong, Company Secretary and SVP
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/ Katie Tsui
Tel: 2136 6182/ 2136 6176/ 2136 6955
Fax: 2136 6068
Email: natalietam@iprasia.com.hk / antoniaau@iprasia.com.hk /
katietsui@irparsia.com.hk